CDW Corporation
Restatement Disgorgement Policy
This Restatement Disgorgement Policy (the “Policy”) is intended to comply with the requirements of Securities and Exchange Commission rules and Nasdaq Stock Market (“Nasdaq”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

In the event the Company is required to prepare an accounting restatement due to material non-compliance with a financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), the Compensation Committee shall cause the Company to recoup from each Executive Officer, as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation, as defined below.
This Policy applies to all compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure, as determined under the Nasdaq listing standards (“Incentive-Based Compensation”).

In the event of a Financial Restatement and subject to any applicable exceptions under the Nasdaq listing standards, the amount to be recovered will be the excess of (i) the Incentive-Based Compensation Received by the Executive Officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement, as determined in accordance with the Nasdaq listing standards, based on the erroneous data and calculated without regard to any taxes paid or withheld, less (ii) the Incentive-Based Compensation that would have been Received by the Executive Officer had it been calculated based on the restated financial information, as determined by the Compensation Committee. Recoupment under this Policy shall be required regardless of whether the Executive Officer or any other person was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement: (1) the amount shall be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq. Incentive-Based Compensation is considered to have been “Received” by an Executive Officer in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

The Company may use any legal or equitable remedies that are available to the Company to recoup any erroneously awarded Incentive-Based Compensation, including, but not limited to, by collecting from the Executive Officer cash payments or shares of Company common stock from or by forfeiting any amounts that the Company owes to the Executive Officer. Executive Officers shall be solely responsible for any tax consequences to them that result from the recoupment or recovery of any amount pursuant to this Policy, and the Company shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.

The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

For purposes of this Policy, “Executive Officer” means any current or former officer designated as a Section 16 officer under the federal securities laws.
Decisions of the Compensation Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers, unless determined to be an abuse of discretion and inconsistent with the Nasdaq listing standards. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. The exercise by the Compensation Committee of any rights pursuant to this Policy shall be without prejudice to any other rights or remedies that the Company, the Board of Directors or the Compensation Committee may have with respect to any Executive Officer subject to this Policy. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any erroneously awarded Incentive-Based Compensation or any claims relating to the Company’s enforcement of rights under this Policy.

Approved by the Compensation Committee of the Board of Directors on November 22, 2023 and shall apply to any Incentive-Based Compensation that is Received by an Executive Officer on or after October 2, 2023.
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